Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

29 April 2014

PRIMA BIOMED THIRD QUARTER CONFERENCE CALL

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) today released its Appendix 4C – Quarterly Report for the three month period ending 31 March 2014. The Company had A$26,737,000 in cash and term deposits as of the end of the quarter. The majority of funds spent during the quarter are related to development activities of Prima’s lead product CVacTM.

Prima’s management will hold a conference call to present its quarterly financial results and provide an update on the Company’s activities.

The call is scheduled for Tuesday the 6th of May 2014 at 9:00am (Sydney local time). This corresponds to Monday, the 5th of May at 7:00pm U.S. Eastern daylight time. The conference call dial-in numbers are as follows:

Participant Numbers:

Australia Toll Free	1800 265 784
Australia Alternate Toll Free	1 800 131 617
Canada/USA	1 855 237 2970
Germany	0800 189 9369

The call will also be audio webcast with additional supplemental slides available via http://www.media-server.com/m/go/primabiomed-may2014. Before launching the webcast, it is recommended to click on the link and then on “test your systems configuration.”

A replay and a transcript of the teleconference will be available through Prima’s website following the live event.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889